TROPICAL RACING, INC.

1740 Grassy Springs Road

Versailles, Kentucky 40383

February 9, 2023

VIA EDGAR

Securities and Exchange Commission

100 F St, N.E.

Washington, DC 20549

Re:	Tropical Racing, Inc.
Offering Statement on Form 1-A/A
Filed February 7, 2023
File No. 024-11454

Ladies and Gentlemen:

Tropical Racing, Inc., a Florida corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its filing on Form 1-A/A (File No. 024-11454), together with all exhibits and amendments thereto (collectively, the “Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2023.

The Company is requesting the consent of the Commission to the withdrawal of the filing because the Offering Statement was erroneously tagged and submitted as a Form 1-A/A instead of the appropriate tagging as a Form 1-A POS. The Company has subsequently filed a timely Form 1-A POS (File No. 024-11454) on February 7, 2023.

Very truly yours,

/s/ Troy Levy
Troy Levy
President, Chief Executive Officer and Director